

January 12, 2011

Via U.S Mail and Facsimile to 708-290-2200

Anthony Spier
Chairman, President & Chief Executive Officer
Wells-Gardner Electronics Corporation
9500 West 55th Street, Suite A
McCook, Illinois

> **Re:** **Wells-Gardner Electronics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 001-08250**

Dear Mr. Spier:

We have reviewed your letter dated January 3, 2011 and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules

1. We note your response to comment three from our letter dated December 16, 2010. To the extent that the Aristocrat supply agreement is a material contract, it is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K. Please revise to file the agreement as an exhibit to your filing.

Definitive Proxy Statement filed on March 11, 2010

Compensation Matters, page 11

2. We note your response to comment four from our letter dated December 16, 2010. Please confirm you will disclose in future filings all material performance targets such as the net income goals under the Company Performance Provision and the achievement of these targets. In this regard, also confirm you will disclose the achievement levels for the Personal Objectives Provision.

Please contact Ajay Koduri, Staff Attorney, at 202-551-2210; Paul Fischer, Attorney Advisor, at 202-551-3415; or me at 202-551-3810 with any questions.

Sincerely,

/s/ Paul Fischer for

Larry Spirgel
Assistant Director